Filed by Black Hills Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NorthWestern Energy Group, Inc.

Commission File No.: 000-56598

Date: August 19, 2025

Black Hills Leader Communications Toolkit

To: Black Hills VPs

From: Linn Evans

Subject: Communications Toolkit

Overview

We are providing this toolkit to support your conversations with your teams and the Company’s stakeholders regarding our merger with NorthWestern. As a Black Hills leader, you have an important role in communicating about this news and the exciting path ahead.

The following materials are designed to assist you in these conversations:

•	Press release (attached) that will be publicly issued tomorrow, August 19, 2025, at 5:00 a.m. MDT / 6:00 a.m. CDT / 7:00 a.m. EDT.

•	All-employee email (attached) that will be sent from Linn after the press release is issued.

•	Infographic (attached) that reviews information about the merger and benefits for stakeholders. This can be shared with your teams and posted in breakrooms after the press release is issued.

•	Talking points and FAQ (below) for key stakeholders – including employees, customers, suppliers/partners/contractors, regulators, elected officials/community leaders, and union leaders.

Communications Guidelines

As you familiarize yourself with these materials, please keep in mind:

•	Adhere to approved materials. It is important that you do not modify these materials or create any new materials as doing so may trigger the need for notification to or filing requirements with the U.S. Securities and Exchange Commission. This is also true for social media posts. It is OK to link to company posts, but do not create new content such as with comments on links or shares.

To the extent you need other materials or have questions about those provided, please contact Sarah Wiltse [***] or Sal Diaz [***].

•	Be responsive and supportive. While this is an exciting and positive next step for our company, it is big news. Your teams will look to you for guidance, context, and reassurance. How you talk about the merger will influence how others respond. Be sensitive to employees’ needs and listen to their concerns. Remain confident, positive, and forward-looking, and encourage your teams to do the same.

•	Encourage “business as usual.” It will take many months to complete the merger. Our priorities remain the same. Our announcement is just the first step toward bringing the companies together. The transaction is expected to close in 12 to 15 months, subject to customary closing conditions and approvals. Until then, Black Hills and NorthWestern remain two separate companies and will operate as usual. Roles and responsibilities will remain the same. Encourage employees to stay focused on what we do best – delivering safe, reliable, cost-effective energy to our customers.

•	Follow usual policies for handling inquiries from the media and financial community and remind your teams to do the same. This announcement may generate increased interest from the media and financial community. Consistent with usual policies, media should be forwarded to Black Hills Media Relations Line at 888-242-3969. Investor or analyst inquiries should be referred to Sal Diaz at [***].

Communications Events

A robust communications plan is in place to communicate this news:

Employees: In addition to sending an email to employees and providing an FAQ on our intranet, we will host an all-company huddle tomorrow at 8:30 a.m. MDT / 9:30 a.m. CDT for Black Hills employees. An invite will be sent to all employees after the press release is issued. Please do what you can to facilitate your teams’ ability to attend.

In addition, Brian and I will be visiting many of our locations later this week and the following to meet personally with employees and other stakeholders.

Analysts / investors: Linn Evans, Marne Jones, and Kimberly Nooney, along with Brian Bird, NorthWestern’s CEO and Crystal Lail, NorthWestern’s CFO will host a conference call and webcast tomorrow at 6:30 a.m. MDT / 7:30 a.m. CDT / 8:30 a.m. EDT to discuss the announcement with investors and analysts.

Other stakeholders: Relationship owners have developed and assigned specific plans to communicate with customers, suppliers/partners/contractors, regulators, elected officials/community leaders and union leaders. I will also be making courtesy calls to some of these stakeholders starting tomorrow and over the coming days.

Dedicated website: So that internal and external stakeholders can easily find information about the merger, we have established a dedicated website – www.BlackHillsNorthWesternBetterTogether.com.

Answering Questions

As the merger is just being announced, we are early in planning how best to bring the companies together, and there will inevitably be questions that you may not be able to answer. It’s OK to acknowledge that. Assure stakeholders that we will continue to communicate openly with them as we move toward the closing:

“That’s a great question. The agreement was just announced, and it will be many months before the merger is completed. We are early in planning for how best to bring the companies together, and some details will take time to be worked out. We will keep you informed when there is more information to share.”

Please keep a list of questions you receive and send them to Sarah Wiltse [***] and Sal Diaz [***]. We will periodically update the FAQ with common questions and answers, as needed.

Stakeholder Talking Points

For Internal Use Only. Not for Distribution.

Below are talking points to support your conversations. These talking points reflect messages that are common to all stakeholders as well as messages that are specific to each group.

What We Announced

For All Stakeholders

•	We have announced an agreement to combine with NorthWestern.

•	This is an exciting milestone for our company.

•	Together with NorthWestern, we will create a premier regional regulated electric and natural gas utility that will serve approximately 2.1 million customers across eight contiguous states.

•	Over time, this increased scale is expected to drive operating and cost optimization across the combined organization.

•	Creating this multi-state utility platform will offer substantial benefits for all our stakeholders.

What the Merger Means / Merger Benefits

Customer-Specific Points

•	Indeed, together, Black Hills and NorthWestern are even better able to serve you.

•	The combined company will have greater scale and financial strength to make investments that support continued safe, reliable, cost-effective energy for customers and communities amidst rising demand and a rapidly evolving energy landscape.

•	Customers will further benefit from shared best practices across the combined service area.

−	Over time, we believe process improvements, complementary systems, and coordinated operations will result in operating and cost optimization that will support continued investment in safety, reliability, and customer service, and deliver long-term value for customers.

•	In addition, we will maintain a strong workforce to serve you, just as we do today.

−	Each of the combined company’s utilities and their customers will continue to be supported locally by existing teams of highly skilled, passionate, and dedicated employees.

−	Customers can continue to use all existing [Black Hills / [local utility name]] customer service channels to receive assistance.

Employee-Specific Points

•	Indeed, this merger will drive growth, and as the company succeeds, so will employees.

•	As a larger, stronger, more diverse organization, the combined company will have an enhanced ability to retain, attract, and develop employees.

•	As a regional employer of choice, we will continue to offer attractive salaries and incentive programs as well as robust, comprehensive benefits programs.

•	We know local relationships matter, and each of the combined company’s utilities will continue to have dedicated, local employees serving our customers and living in and giving back to our communities.

•	Black Hills and NorthWestern are best-in-class operators, and we are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

•	Additional points for union leaders: NorthWestern shares our belief that fostering trusted relationships with our union leaders and members is important. This merger does not change that. Your members’ wages, benefits, and other terms and conditions of employment will continue to be governed by the applicable collective bargaining agreement.

Regulator / Elected Official / Community Leader-Specific Points

•	The combined company will have greater scale and financial strength to make investments that support continued safe, reliable, cost-effective energy for customers and communities amidst rising demand and a rapidly evolving energy landscape.

•	Together, we have investment plans that exceed $7 billion from 2025 to 2029 in the regions where the combined company operates, including in [state], as we continue to support economic development in the state by providing enhanced safety, reliability, and customer service to meet energy needs.

−	As we always have, we will continue to prudently invest in our infrastructure to meet our customers’ growing needs.

•	Customers will further benefit from shared best practices across the combined service area.

−	Over time, we are confident process improvements, complementary systems, and coordinated operations will result in operating and cost optimization that will support continued investment in safety, reliability, and customer service, and deliver long-term value for customers.

•	In addition, we will maintain a strong workforce.

−	Each of the combined company’s utilities and their customers will continue to be supported locally by existing teams of highly skilled, passionate, and dedicated employees.

−	As a larger, stronger, more diverse organization, the combined company will have an enhanced ability to retain, attract, and develop employees, including opportunities for career advancement.

•	The combined company will be headquartered in Rapid City, South Dakota.

−	While the headquarters will be in Rapid City, we will maintain a strong operational and leadership presence throughout the combined service territory, consistent with the practices of the companies prior to closing.

•	Supporting all our communities will remain a priority.

−	The combined company will maintain support for civic and philanthropic organizations across its combined service area. Our commitment to giving back to our communities through volunteering and local community support will be supported by a larger company.

•	We will have a veteran leadership team that leverages the expertise and talent of both companies.

−	Brian Bird, NorthWestern’s CEO, will serve as Chief Executive Officer of the combined company;

−	Marne Jones, Black Hills’ Senior Vice President and Chief Utility Officer, will serve as Chief Operating Officer;

−	Crystal Lail, NorthWestern’s Chief Financial Officer, will serve as Chief Financial Officer; and

−	Kimberly Nooney, Black Hills’ Chief Financial Officer, will serve as Chief Integration Officer.

•	We and the team from NorthWestern look forward to working with you to strengthening our relationship and partnerships in the future.

•	We would like to meet with you in person at your earliest convenience.

•	We anticipate filing for approval of the merger within 60 days.

•	We plan to meet with you, your staff and consumer advocates/AG offices, etc. prior to filing.

•	As this will take some time to complete, we’re anticipating 12 to 15 months, we will continue to operate as separate companies. Rate reviews and any open dockets will continue as planned.

•	We do not anticipate any significant changes in workforce at this time or any major changes to how either company currently operates

Supplier / Business Partner / Contractor-Specific Points

•	Indeed, this merger will drive growth, and as the combined company grows, we expect additional opportunities to work with partners over time as well.

Operating as Usual / Path to Close

For All Stakeholders

•	It is important to keep in mind that the merger has not yet closed.

•	There are many months before the merger is complete, which is expected to occur in 12 to 15 months, subject to customary closing conditions and approvals.

•	Until then, Black Hills and NorthWestern will remain two separate companies and will operate as usual.

Conclusion

Customer-Specific Points

•	We expect the merger to be seamless for our customers and that customers will benefit by being served by the collective resources of both companies.

•	Thank you for the trust you place in us. Our commitment to service excellence and community will remain core principles.

•	We look forward to continuing to serve you.

Employee-Specific Points

•	While we know employees will have questions about what this merger will mean for them, over the next 12 to 15 months, each company will continue to operate as it does today, which means that roles, responsibilities, and priorities will remain the same.

•	Most importantly, we must stay focused on what we do best – providing safe, reliable, cost-effective energy to our customers and ensuring our employees go home safe each night.

Regulator / Elected Official / Community Leader-Specific Points

•	Black Hills and NorthWestern are best-in-class operators, and we are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

•	Regulators: We look forward to keeping you and your staff informed over the coming year as we progress toward the closing of the merger and bringing Black Hills and NorthWestern together.

•	Elected Officials / Community Leaders: We value our relationship with you and look forward to building on it as we move forward with NorthWestern.

Supplier / Business Partner / Contractor-Specific Points

•	We greatly value our partnership with you.

•	Thank you for your continued support of our company as we move forward with NorthWestern.

Q&A

All Stakeholders

1.	What was announced?

•	We announced that Black Hills and NorthWestern have entered into an agreement to combine the companies through an all-stock, tax-free merger.

•	Together with NorthWestern, we will create a premier regional regulated electric and natural gas utility company serving approximately 2.1 million customers across eight contiguous states – Arkansas, Colorado, Iowa, Kansas, Montana, Nebraska, South Dakota, and Wyoming.

•	Over time, this increased scale is expected to drive operating and cost optimization across the combined organization.

•	The transaction is expected to close in 12 to 15 months, subject to customary closing conditions and approvals.

•	Creating this multi-state utility platform will offer substantial benefits for all our stakeholders, including our customers, employees, shareholders, and the communities we serve.

•	We are excited to bring our two highly complementary companies together and to leverage the collective histories, experiences, skills, and resources of both Black Hills and NorthWestern.

2.	Why are Black Hills and NorthWestern merging?

•	For over 140 years, generations of Black Hills employees have worked hard to serve the energy needs of the customers and communities who rely on us every day.

•	We’ve kept pace with the evolution of our industry by remaining resilient, reliable and ready – growing and adapting the scope and scale of our business to ensure our company’s success.

•	This transaction is the next step in this journey, creating an even stronger company than we are on our own.

•	It will accelerate our ability to achieve our vision of being the energy partner of choice for our customers, communities, and investors.

•	Together, we will be a premier regional regulated utility company with a larger, more resilient platform consistent with mid-cap peers.

•	We will be better positioned to meet rising demand, accelerate investment in energy and grid infrastructure, and continue to safely and reliably support customers and communities, creating opportunities for employees and deliver value for shareholders.

•	We will remain a trusted energy partner to our customers and be even better positioned to build a brighter future for the people, businesses, and communities we are privileged to serve.

3.	Who is NorthWestern?

•	NorthWestern has a more than 100-year history of dedicated employees bringing energy to their communities

•	NorthWestern as it stands today came into existence in 2002 as the result of the successful combination of two utilities with deep roots dating back to 1909 in Nebraska and South Dakota, and 1912 in Montana.

•	Today, with the support of nearly 1,600 employees, NorthWestern’s electric and natural gas utilities serve approximately 800,000 customers across Montana, Nebraska, South Dakota, and Yellowstone National Park.

•	Like Black Hills, NorthWestern’s team are best-in-class operators, and the company has an excellent record of safety, reliability, and customer service.

4.	How do the cultures of Black Hills and NorthWestern compare?

•	Both Black Hills and NorthWestern are outstanding operators, and NorthWestern’s values are consistent with our own, including an emphasis on safety, respect, value creation, integrity, and community.

•	We are confident that our closely aligned cultures and skilled workforces will enable us to successfully bring the companies together.

5.	Will there be any job reductions as a result of the merger?

•	While this merger is focused on driving growth, when you bring two companies together, there is inevitably going to be an overlap in some areas.

•	However, no decisions have been made with respect to specific positions, and both companies are continuing to operate as usual.

•	Integration planning will take time, and to the extent there are changes in roles or positions, they won’t occur until after the merger closes, which is many months away.

•	Our goal is to treat all employees with respect throughout this process. We will keep employees informed, and for those employees who are impacted, there may be opportunities to transition to a new role within the larger organization.

•	Both companies recognize the valuable contributions that employees make to our success.

•	We will continue to ensure that we have a strong team across the combined company to ensure we support our customers and the ability for the new combined company to grow.

6.	Where will the combined company be headquartered?

•	While the headquarters will be in Rapid City, we will maintain a strong operational and leadership presence throughout our combined service territory, consistent with the practices of the companies prior to closing.

7.	Will any offices or facilities be closed because of the merger?

•	Following the close of the transaction, we expect very few changes, if any, to local offices and facilities.

•	We will maintain an operational and leadership presence in each of the territories where the combined company conducts business, consistent with the practices of each company now.

8.	Who will lead the combined company?

•	Upon closing of the transaction, Brian Bird, NorthWestern’s Chief Executive Officer will serve as Chief Executive Officer.

•	Marne Jones, Black Hills’ Senior Vice President and Chief Utility Officer will serve as Chief Operating Officer.

•	Crystal Lail, NorthWestern’s Chief Financial Officer will serve as Chief Financial Officer.

•	Kimberly Nooney, Black Hills’ Chief Financial Officer will serve as Chief Integration Officer.

9.	What are Mr. Evans’ plans?

•	Linn Evans will continue serving as Chief Executive Officer of Black Hills through the close of the transaction, at which point he will retire.

10.	What will be the name of the combined company?

•	The combined company will have a new name and ticker symbol, to be determined prior to the close of the transaction.

11.	Will the local utilities continue to operate under their current names? Will there be a rebranding?

•	The operating companies are expected to maintain their current names at transaction closing.

•	No decisions have been made to rebrand any operating companies, and any potential operating company rebranding would be subject to full evaluation.

12.	Where can I learn more about the merger?

•	For more information about the merger, please visit www.BlackHillsNorthWesternBetterTogether.com.

•	For employees only: Employees can also find additional information about the merger on our intranet.

Employees

13.	How will this announcement affect my day-to-day responsibilities? What does the merger mean for me?

•	There are many months before we complete the merger, which we expect to occur in the next 12 to 15 months, subject to customary closing conditions and approvals.

•	Until then, Black Hills and NorthWestern remain two separate companies and it is business as usual.

•	Roles, responsibilities, and priorities remain the same, and we stay focused on what we do best – serving our customers with safe, reliable, cost-effective energy.

•	After the merger closing, as the combined company succeeds and grows, so will employees.

•	As a larger, stronger, more diverse organization, the combined company will have an enhanced ability to retain, attract, and develop employees who will be part of an industry-leading company.

14.	Will there be changes in reporting structures as a result of the merger?

•	Existing roles, responsibilities, and reporting structures remain the same while we complete the merger process.

•	Keep in mind, there are many months before the merger is complete, which we expect to occur in 12 to 15 months, subject to customary closing conditions and approvals.

•	Until then, Black Hills and NorthWestern will remain separate companies, and we are operating as usual.

•	Following the close of the transaction, there may be some shifts in reporting structures down the road, but there is still a lot of planning to do on that front.

•	As integration planning progresses, we will keep teams informed.

15.	Will employees be able to apply for jobs at NorthWestern facilities or locations?

•	Until the merger closes, Black Hills and NorthWestern remain separate organizations, and we are operating as usual.

•	That said, one of the expected employee benefits of this combination is a larger, stronger, more diverse company, which will provide opportunities for employees over time.

16.	What does this mean for compensation and benefits programs?

•	Employee compensation or benefits programs are continuing as usual as we progress to the merger closing.

•	After the transaction closes and we evaluate each company’s programs, there may be some shifts and enhancements since we will be a much larger company with a larger employee base.

•	As we have in the past, any changes would be communicated well in advance.

•	As a regional employer of choice, we will continue to offer attractive salaries and incentive programs as well as robust, comprehensive benefits programs

17.	How will this impact the bonus plan for the year? What about the following year (2026)?

•	2025 incentive plans will remain in place with no changes.

•	The transaction is not expected to close for another 12 to 15 months, subject to customary closing conditions and approvals.

•	Until the transaction closes, Black Hills and NorthWestern will remain separate companies, and we are operating as usual.

•	Details regarding 2026 incentive plans will be shared at a later date. We expect the 2026 annual incentive plan to follow a similar construct to our current annual incentive plan.

18.	What does this mean for the stock I own in Black Hills?

•	Black Hills stock will continue to trade on the public market just as it does today.

•	Under the terms of the agreement, there will be no change in the number or form of the Black Hills shares that you hold immediately prior to the closing of the transaction; such shares will then represent and be automatically converted to shares in the combined company.

19.	Will we continue to grant equity awards?

•	Until closing, Black Hills and NorthWestern remain separate companies, and we are operating as usual – including with respect to decisions around equity awards.

•	Following the close of the merger, we will evaluate compensation and benefits programs, including with respect to equity grants, consistent with each company’s goal of being a regional employer of choice and our objective of ensuring these programs remain competitive.

20.	How does this transaction impact legacy pensions at Black Hills?

•	The merger does not impact Black Hills’ qualified pension plans.

•	Pension plans will continue to be funded, and the merger will not impact the benefits earned and paid to those in the plans.

21.	Can I buy and sell stock between now and the close of the transaction?

•	Until the closing of the transaction, Black Hills’ stock will continue to trade on the public market just as it does today, and employees can continue to make investment and trading decisions within our existing policies and regulations, including our insider trading policy.

22.	What does the merger mean for collective bargaining agreements? Will existing collective bargaining agreements continue to be honored post-merger?

•	NorthWestern shares our belief that fostering trusted relationships with our union leaders and members is important. This merger does not change that.

•	Members’ wages, benefits and other terms and conditions of employment will continue to be governed by the applicable collective bargaining agreement.

23.	What can employees expect between now and the close of the merger?

•	The transaction is expected to close in 12 to 15 months, subject to customary closing conditions and approvals.

•	Until then, Black Hills and NorthWestern will continue to operate as separate companies, and it is business as usual.

•	Existing roles, responsibilities and reporting structures remain the same as we progress to close.

•	We should all stay focused on what we do best – providing safe, reliable, cost-effective energy to our customers.

•	Over the coming months, we will be putting together plans on how best to bring our two companies together. This work will be supported by people from both companies.

•	As our integration planning comes together, we will keep employees updated.

24.	What should employees tell customers about the merger?

•	We are operating as usual.

•	We expect the merger to be seamless for our customers and communities.

•	We are as committed as always to providing customers with excellent customer service and safe, reliable, cost-effective energy and believe that customers will benefit by being served by the collective resources of both companies.

25.	What can I share on social media?

•	As a public company, there are strict SEC rules that govern what and how we are able to share information on social media about this merger.

•	It is ok to repost or “like” information posted by the Company.

•	However, employees should refrain from generating new content or commenting about the announcement so that we can all comply with SEC rules.

26.	What do employees do if contacted by the press, financial analysts or investors?

•	Consistent with corporate policy, all media inquiries should be forwarded to Black Hills Media Relations Line at 888-242-3969. All financial analyst and investor inquiries should be forwarded to Sal Diaz at [***].

Customers

27.	How does this merger benefit customers and communities?

•	Together, Black Hills and NorthWestern will be even better able to serve customers and communities.

•	The combined company will have greater scale and financial strength to make investments that support continued safe, reliable, cost-effective energy for customers and communities amidst rising demand and a rapidly evolving energy landscape.

•	Customers will further benefit from shared best practices across the combined service area.

•	Over time, we believe process improvements, complementary systems, and coordinated operations will result in operating and cost optimization that will support continued investment in safety, reliability, and customer service, and deliver long-term value for customers.

•	In addition, we will maintain a strong workforce to serve customers, just as we do today. Each of the combined company’s utilities and their customers will continue to be supported locally by existing teams of highly skilled, passionate, and dedicated employees.

•	Customers can continue to use all existing [Black Hills / [local utility name]] customer service channels to receive assistance.

28.	What does the merger mean for rates?

•	Electric and natural gas rates will continue to be set by regulators, and ensuring safe, reliable, cost-effective energy will continue to be a priority for us.

29.	Will the merger change billing options? Will there be any changes to customer contracts?

•	We expect the merger to be seamless for our customers and communities.

•	Customers can continue to pay their bill and manage their account online or via any existing customer service channel in place today.

•	We are operating as usual through the closing of the transaction.

•	As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities.

•	Any customer contracts will remain in place per the terms of the contract.

30.	Will the merger impact customer service? What does this mean for teams serving my business? How do I reach customer service going forward?

•	We are operating as usual as we progress to close.

•	Customers can continue to use all existing [Black Hills / [local utility name]] customer service channels to receive assistance.

•	Following the close of the merger, each of the combined company’s utilities and their customers will continue to be supported locally by existing teams of highly skilled, passionate, and dedicated employees.

•	As we work to integrate the two companies, customers will benefit from the combined best practices, knowledge, and skills of both utilities.

Community

31.	What does this merger mean for the community here in [city/county/state]?

•	Our commitment to our communities remains the same, and the combined company will be better positioned to continue providing safe, reliable, cost-effective energy.

•	Following the close of the merger, the combined company will continue to be an active part of the communities we serve as we support customers and communities with a local workforce of highly skilled, passionate, and dedicated employees.

•	In addition to maintaining a strong local workforce, both companies have long-standing reputations as excellent corporate citizens, and the combined company will maintain support for civic and philanthropic organizations across its combined service area.

•	Our commitment to giving back to our communities through volunteering and local community support will be supported by a larger company.

32.	Will Black Hills maintain its support of [insert community program] after the merger is completed?

•	The merger has not closed, so it is premature to discuss any one program.

•	What I would emphasize is that both companies have long-standing reputations as excellent corporate citizens.

•	Black Hills has been proud to support [program name], and the combined company will maintain support for civic and philanthropic organizations across its combined service area.

•	Our commitment to giving back to our communities through volunteering and local community support will be supported by a larger company.

Suppliers / Business Partners / Contractors

33.	How does this merger affect suppliers / business partners / contracts?

•	There are many months before the merger is complete, which is expected to occur in 12 to 15 months, subject to customary closing conditions and approvals.

•	Until then, Black Hills and NorthWestern will remain two separate companies and we are operating as usual.

•	Company contacts remain the same, and all current [contracts / accounts receivable / accounts payable / access to capital] continue as normal.

•	We will keep suppliers, business partners, and contractors updated as we work to integrate the companies post close.

34.	How will suppliers / business partners / contractors benefit from the merger?

•	We will continue to work with you as we always have as we progress to close.

•	As we grow as a combined company with NorthWestern, we expect additional opportunities to work with suppliers, business partners and contractors over time.

•	We will continue to keep our business partners informed if there is additional information to share about the merger.

35.	Will my company contacts change?

•	We continue to work with you as we always have as we progress to close.

•	Company contacts remain the same, and all current [contracts / accounts receivable / accounts payable / access to capital] continue as normal.

•	We will keep suppliers, business partners, and contractors updated as we work to integrate the companies post close.

Forward Looking Statements

Information in this communication, other than statements of historical facts, may constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements about the benefits of the proposed transaction between Black Hills and NorthWestern Energy, including future financial and operating results (including the anticipated impact of the transaction on Black Hills’ and NorthWestern Energy’s respective earnings), statements related to the expected timing of the completion of the transaction, the plans, objectives, expectations and intentions of either company or of the combined company following the merger, anticipated future results of either company or of the combined company following the merger, the anticipated benefits and strategic and financial rationale of the merger, including estimated rate bases, investment opportunities, cash flows and capital expenditure rates and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology. The forward-looking statements are based on Black Hills and NorthWestern Energy’s current expectations, plans and estimates. Black Hills and NorthWestern Energy believe these assumptions to be reasonable, but there is no assurance that they will prove to be accurate.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Black Hills or NorthWestern Energy to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk of delays in consummating the potential transaction, including as a result of required regulatory and shareholder approvals, which may not be obtained on the expected timeline, or at all, (2) the risk of any event, change or other circumstance that could give rise to the termination of the merger agreement, (3) the risk that required regulatory approvals are subject to conditions not anticipated by Black Hills and NorthWestern Energy, (4) the possibility that any of the anticipated benefits and projected synergies of the potential transaction will not be realized or will not be realized within the expected time period, (5) disruption to the parties’ businesses as a result of the announcement and pendency of the transaction, including potential distraction of management from current plans and operations of Black Hills or NorthWestern Energy and the ability of Black Hills or NorthWestern Energy to retain and hire key personnel, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (8) the outcome of any legal or regulatory proceedings that may be instituted against Black Hills or NorthWestern Energy related to the merger agreement or the transaction, (9) the risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (10) legislative, regulatory, political, market, economic and other conditions, developments and uncertainties affecting Black Hills’ or NorthWestern Energy’s businesses; (11) the evolving legal, regulatory and tax regimes under which Black Hills and NorthWestern Energy operate; (12) restrictions during the pendency of the proposed transaction that may impact Black Hills’ or NorthWestern Energy’s ability to pursue certain business opportunities or strategic transactions; and (13) unpredictability and severity of catastrophic events, including, but not limited to, extreme weather, natural disasters, acts of terrorism or outbreak of war or hostilities, as well as Black Hills’ and NorthWestern Energy’s response to any of the aforementioned factors.

Additional factors which could affect future results of Black Hills and NorthWestern Energy can be found in Black Hills’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, and NorthWestern Energy’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. Black Hills and NorthWestern Energy disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Information and Where to Find It

Black Hills intends to file a registration statement on Form S-4 with the SEC to register the shares of Black Hills’ common stock that will be issued to NorthWestern Energy stockholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Black Hills and NorthWestern Energy that will also constitute a prospectus of Black Hills. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Additionally, Black Hills and NorthWestern Energy will file other relevant materials in connection with the merger with the SEC. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus when they become available (and any other documents filed with the sec in connection with the transaction or incorporated by reference into the joint proxy statement/prospectus) because such documents will contain important information regarding the proposed transaction and related matters. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Black Hills or NorthWestern Energy through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Black Hills or NorthWestern Energy at investorrelations@blackhillscorp.com or travis.meyer@northwestern.com, respectively.

Before making any voting or investment decision, investors and security holders of Black Hills and NorthWestern Energy are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto (and any other documents filed with the SEC in connection with the transaction) because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.

Participants in Solicitation

Black Hills, NorthWestern Energy and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from the stockholders of each of Black Hills and NorthWestern Energy in connection with the proposed transaction. Information regarding the directors and executive officers of Black Hills and NorthWestern Energy and other persons who may be deemed participants in the solicitation of the stockholders of Black Hills or of NorthWestern Energy in connection with the proposed transaction will be included in the joint proxy statement/prospectus related to the proposed transaction, which will be filed by Black Hills with the SEC. Information about the directors and executive officers of Black Hills and their ownership of Black Hills common stock can also be found in Black Hills’ filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 12, 2025, under the header “Information About Our Executive Officers,” and its Proxy Statement on Schedule 14A, which was filed on March 14, 2025, under the headers “Election of Directors” and “Security Ownership of Management and Principal Shareholders,” and other documents subsequently filed by Black Hills with the SEC. Information about the directors and executive officers of NorthWestern Energy and their ownership of NorthWestern Energy common stock can also be found in NorthWestern Energy’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed on February 13, 2025, under the header “Information About Our Executive Officers” and its Proxy Statement on Schedule 14A, which was filed on March 12, 2025, under the headers “Election of Directors” and “Who Owns our Stock”. To the extent any such person's ownership of Black Hills’ or NorthWestern Energy’s securities, respectively, has changed since the filing of such proxy statement, such changes have been or will be reflected on Forms 3, 4 or 5 filed with the SEC. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant documents regarding the proposed transaction filed with the SEC when they become available.